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                             February 2, 2024

       Koon Kiat Sze
       Chief Executive Officer
       SKK Holdings Limited
       27 First Lok Yang Road
       Singapore 629735

                                                        Re: SKK Holdings
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed January 29,
2024
                                                            File No. 333-276744

       Dear Koon Kiat Sze:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed January 29, 2024

       Cover Page

   1. We note your response to prior comment 1. Please disclose on the cover page and under
                                                        Risk Factors on page
26, that selling shareholders are also offering 1,647,999 shares for resale.
       Exhibit 21.1

   2. We note the consent from your auditors dated January 29, 2024, that refers to the auditor's report dated September
30, 2023. Please revise to include a consent that refers to the actual auditor's report
date of September 30, 2023, except for Notes 1 and 11, as to which the date is January 8,
2024.
 Koon Kiat Sze
FirstName LastNameKoon   Kiat Sze
SKK Holdings  Limited
Comapany2,NameSKK
February   2024      Holdings Limited
February
Page 2 2, 2024 Page 2
FirstName LastName
Exhibit Index

3. We note that you intend to use a portion of the net proceeds to repay interest-free loans from Ms. Liao. Please file as an exhibit your debt agreements with Ms. Liao. See Item
         601(b)(10)(ii)(A) of Regulation S-K. Also describe these loans under Related Party
         Transactions.
4. Please file as exhibits any material agreements relating to your bank borrowings. See
         Item 601(b)(10)(i)(A) of Regulation S-K.
5. We note your statement on page 61 that you have presented information and data from an industry report commissioned by you from Frost & Sullivan. Please file a consent as an exhibit to the registration statement pursuant to Rule 436 of the Securities Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      David L. Ficksman